

Mail Stop 3030

January 19, 2010

Corporation Service Company
As Agent for Sensata Technologies Holding B.V.
1177 Avenue of the Americas
17th Floor
New York, NY 10001

>   **Re: Sensata Technologies Holding B.V.**
>   **Registration Statement on Form S-1**
>   **Amended December 30, 2009**
>   **File No. 333-163335**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We may have further comment regarding your response to prior comment 1 after you determine whether the conversion will occur prior to the effective time of the registration statement and after you address the following. Please tell us:

   - whether you intend that the opinion you file as exhibit 5.1 will be conditioned on the conversion;
   - when you intend to file the final, signed and dated exhibit 5.1;
   - your analysis of whether the conversion is exempt from registration under the Securities Act;
   - whether any shareholders will be selling shares in connection with the registered offering;

- if the conversion occurs after the effective time of the registration statement, whether you intend to file a post-effective amendment to reflect the conversion before securities are sold in this offering;
- whether the post-conversion entity has identical assets and liabilities to the pre-conversion entity; and
- how the conversion affects securities-law liabilities related to this offering.

Prospectus Cover

2.   Please tell us whether you plan to disclose a $4 price range as mentioned in your letter dated January 8, 2010.

Prospectus Summary, page 1

Our Company, page 1

3.   We note your response to prior comment 6. If you elect to highlight customers in your summary, your disclosure must be a fair representation of your customer base, not a list based on the customers' market status. Please revise to tell us the objective criteria you used to determine which customers to highlight and whether any other customers satisfy those criteria.

4.   Please provide us a copy of the analysis mentioned in the first paragraph of your response to prior comment 7.

Attractive cost structure, page 3

5.   We note that the second paragraph of your response to prior comment 7 addresses only your costs, not the costs of the industry. Therefore, we reissue the comment as it requested support for your disclosure that you have an "attractive cost position within [y]our industry."

Risk Factors, page 11

We are a Netherlands public limited liability company…, page 23

6.   We note your revisions in response to prior comment 13. With a view toward clarified disclosure in an appropriate section of your document, please tell us how courts in the Netherlands have evaluated previous judgments from United States courts, including securities law judgments, based on the factors you cite.

Use of Proceeds, page 30

7.   We will continue to evaluate your response to prior comment 18 after you address
        the following. Please demonstrate to us the extent that your selection of which
        debt you will repay will affect:

        • the portion and amount of proceeds that may be provided to your affiliates;
        • the portion and amount of proceeds that may be provided to the underwriters
          or their affiliates;
        • the ongoing cost of the debt that you elect to retain;
        • the amount of prepayment penalties or similar fees to which you will be
          subject; and
        • the covenants to which you will be subject.

        Quantify where possible.

Management's Discussion and Analysis…, page 40

Net revenue, page 58

8.   With a view toward clarification of the disclosure added in response to prior
        comment 24, please tell us what you mean by "certain business considerations."

Net revenue, page 61

9.   We note from the last sentence of your response to prior comment 23 that you
        believe that more specific disclosure regarding the components of your revenue
        change is not meaningful. However, given that you disclose the total revenue
        change and general information regarding the contributing factors, it is unclear
        how your existing disclosure is meaningful without more specific information
        regarding the magnitude of the contribution of those factors. Please revise or
        advise.

Capital Resources, page 70

10.   With a view toward clarified disclosure, please expand your response to prior
        comment 28 to provide us your analysis of the extent to which your "current level
        of operations" could change until you would not have sufficient liquidity or would
        not be in compliance with covenants.

Contractual Obligations, page 71

11.   We note your response to comment 29; however, its is unclear why the
        obligations listed in the table are no longer subject to factors such as duration, the
        possibility of renewal, and anticipated actions by third parties, as you disclosed in

your initial filing. Your revised disclosure that merely states that amounts you pay in the future may vary does not address the concern raised in the comment regarding providing sufficient information for investors to be able to evaluate the data in the table. Therefore, we reissue the comment.

Off-Balance Sheet Arrangements, page 80

12.   Please address prior comment 32 as it applies to the consignment agreement mentioned in the last sentence of the second paragraph.

13.   If the purpose of the transition production agreement was to keep a key supplier in business that was at risk of closing, please revise to clarify. Also clarify the extent of your business that would be affected by the loss of the supplier. In this regard, please re-file exhibit 10.20, including all schedules and other attachments.

Operating model, page 86

14.   With a view toward clarification of your disclosure added in response to prior comment 36, please tell us the material terms of the "Dutch participation exemption."

Technology, Product Development and Intellectual Property, page 93

15.   We note the table added on page 94 in response to prior comment 37. Please disclose the effect of your patents. Also, with a view toward clarified disclosure, please tell us the portion of your business that would be affected by expiration of the patents mentioned in the first column.

16.   Please disclose the terms of your material licenses, including duration and termination provisions. Also, file the agreements as exhibits to your registration statement.

Environmental Matters and Government Regulation, page 96

17.   We note that your revisions in response to prior comment 39 refer to one body. With a view toward clarified disclosure, please tell us about the other agency approvals that are relevant to your business.

18.   Please disclose the compliance costs per Regulation S-K Item 101(c)(1)(xii).

Management, page 102

19.   We note your response to prior comments 46 and 99. Please provide the
       information required by Regulation S-K regarding to your current directors and
       the persons currently performing the functions of officers.

Executive Compensation, page 107

20.   Please expand your response to prior comment 47 to tell us what issues remain
       before you will determine whether your officers will be come your employees.
       Also tell us whether you intend to make this decision before the effective time of
       this registration statement.

21.   Please note that your disclosure should include the companies that you use as a
       benchmark and that you identify in Exhibit A to your response. We therefore
       reissue prior comment 48.

22.   Please provide disclosure for your last completed fiscal year.

Base Salary, page 109

23.   We reissue prior comment 49.
       •   Please disclose where, below the benchmark, each named executive officer
           falls and the reason for differences among the named executive officers.
       •   Please describe how you determined the amount of the increase to base salary
           from 2007 to 2008, including specific information regarding the factors you
           considered and how they resulted in the specific amounts of each increase.

Options, page 110

24.   Please provide us support for your statement that the amendment to the vesting
       terms aligned the conditions to that of other public companies.

25.   Refer to your disclosure added in response to prior comment 55. Please clarify
       how past equity grants and compensation affected the amount of the current
       grants. Also please describe - with sufficient specificity so that investors can
       understand what you are intending to compensate - how you evaluated each
       named executive officer's "value [brought] to the Company based on their
       expertise and leadership capabilities" and how you used that evaluation to
       determine the size of each grant.

26.   Please disclose the performance target that you mention in the sentence
       immediately preceding your table on page 111.

Potential Payments upon Termination, page 121

27.   We note your response to prior comment 58. Please tell us the authority on which you rely to conclude that the disclosure required by instruction 1 to Item 402(j) of Regulation S-K is limited to *cash* payments.

2006 Acquisition Arrangements, page 124

28.   We note your response to prior comment 60. Please revise to avoid reliance on defined terms like you do in this subsection.

Lock-up Agreements, page 127

29.   Please clarify the nature of the limits on the related parties' ability to transfer securities pursuant to this agreement and the agreement mentioned on page 129.

Transactions with Sponsors…, page 131

30.   Please replace the vague term, *certain*, with specific information regarding the identity of each related person and the magnitude of each related person's interest in the transaction.

31.   Regarding the disclosure in the second paragraph, please clarify the reason for the grant of 20,025 ordinary shares. In addition, disclose the face value of the 390,487 deferred payment certificates.

Principal Shareholders, page 133

32.   Please expand your response to prior comment 76 to tell us how Sensata Investment Company makes voting and investment decisions regarding your shares such that all of the 17 managing directors are beneficial owners of the shares. Also tell us the authority on which you base your belief that you can omit the name of a beneficial owner based on your conclusion that the names are not material.

Anti-Takeover Provisions, page 137

33.   Your use of the word "including" on this page and "without limitation" on page 135 indicate that you have not disclosed all anti-takeover provisions. Therefore, we reissue the first sentence of prior comment 79.

34.   Please clarify what "preference shares" are and how they limit or qualify the rights of your ordinary shareholders.

Cash Dividends and Other Distributions, page 163

35.   We note your revisions in the first paragraph on page 164 in response to prior comment 87; however, it is unclear from your use of the word, "generally," whether the only exception to being treated as a qualified foreign corporation with respect to dividends is based on passive foreign investment company status. We therefore reissue prior comment 87.

Where You Can Find More Information, page 174

36.   Refer to the second paragraph of this section and your response to prior comment 90. If the federal securities laws do not require your subsidiary to file the reports you mention, please revise your disclosure to clarify.

Signatures, page II-4

37.   We note your response to prior comment 101. Please identify the individual who originally signed your registration statement and the power of attorney for the entity director and the relationship of that person to the entity director.

Exhibits

38.   Refer to the partially signed agreement that you filed in response to prior comment 102. Please file the final, signed version of the documents that you file as exhibits.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Dennis M. Myers, P.C.
                 Kirkland & Ellis LLP